Resin Systems Files Form 15F with the SEC

Calgary, Alberta, December 1, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, announced that today it intends to file Form 15F with the U.S. Securities and Exchange Commission (“SEC”)  to voluntarily suspend  its SEC reporting obligations. This action follows the Board of Directors unanimous adoption of a resolution to terminate its reporting obligations under the Securities Exchange Act of 1934.

Why did RS take this action?

RS determined that this action is in the best interest of shareholders to create long term value. Among the factors that led to this decision:

1.

RS has and continues to be listed and traded on the Toronto Stock Exchange (“TSX”), a major global exchange;

2.

The company has and continues to remain a reporting issuer listed on the TSX and will continue to meet its continuous extensive disclosure obligations through filings with the applicable securities regulators. These filings will continue to be available to all RS shareholders on the System of Electronic Analysis and Retrieval, www.sedar.com; and

3.

The dual reporting created a duplication of reporting and associated costs. RS will realize significant cost savings with the elimination of the duplications.

What does this mean for the RS Shareholder?

Trading and Liquidity

RS believes that these steps should have no effect on the trading and liquidity in RS shares. Currently and over the past year, over 80 percent of the volume in RS shares were traded on the TSX.

U.S. Shareholders

U.S. shareholders will be trading their RS shares on the TSX. To trade their RS shares on the TSX, an U.S. shareholder will need to use a broker who is a Canadian Participating Organization. RS will be mailing information to its U.S. holders with instructions on trading RS shares on the TSX. In addition, these instructions are posted on the Investor section on the RS website, www.grouprsi.com.

Canadian Shareholders

Canadian shareholders will continue trading RS shares on the TSX as before.

“Our board of directors decided to take this action because it believes that the burdens associated with this duplication of effort and resources cannot be justified at this stage of the company’s development.” said Paul Giannelia, president and chief executive officer of RS. “We believe by freeing up these resources we are creating value for our shareholders by allowing us to better execute our business plan and improve our long-term financial strength.”

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products.

For the latest on RS developments, go to the company’s website at www.grouprsi.com.

For further information please contact:

Laurien Abel, Investor and Communications Officer
Tel: (403) 219-8000

Fax: (403) 219-8001

Email:  info@grouprsi.com

Jim Leonidas, Chief Financial Officer

Tel: (403) 219-8000

Fax: (403) 219-8001

Email:

info@grouprsi.com